UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68925

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lexington Park Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

390 N Orange Avenue, 23rd Floor
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rajib Das	212-257-6470	Rdas@lexparkgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNC&S Certified Public Account PLLC
(Name – if individual, state last, first, and middle name)

97 Froechlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajib Das, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lexington Park Capital Markets, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDDIE Y SANTANA
Notary Public - State of Florida
Commission # GG 247811
My Comm. Expires Aug 12, 2022
Bonded through National Notary Assn.

3-30-22

Notary Public

Signature: Rajib Das

Title: Chief Executive Offficer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEXINGTON PARK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2021

Lexington Park Capital Markets, LLC
Financial Statements
For The Year Ended December 31, 2021

CONTENTS

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Park Capital Markets, LLC (the "Company") (a New York corporation), as of December 31, 2021 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2021, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lexington Park Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 9 and 10, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 29, 2022

Lexington Park Capital Markets, LLC
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 21,795
Prepaid Expenses	217
Total Assets	$ 22,012
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts Payable and Accrued Expenses	$ 4,605
Total Liabilities	4,605
Member's Capital	17,407
Total Liabilities and Member's Capital	$ 22,012

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Operations
For The Year Ended December 31, 2021

Revenue	
Advisory Fees	$ 25,803
Expenses	
Professional Fees	10,847
Regulatory Expenses	4,705
Rent	1,200
Fidelity Bond	638
Total Expenses	17,390
Net Income	$ 8,413

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2021

Balance - January 1, 2021	$	11,794
Contributions		21,200
Distributions		(24,000)
Net Income		8,413
Balance - December 31, 2021	$	17,407

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For The Year Ended December 31, 2021

Cash Flows From Operating Activities:		
Net Income	$	8,413
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses		(212)
Decrease in Accounts Payable and Accrued Expenses		3,160
Net Cash Provided by Operating Activities		11,361
Cash Flows From Financing Activities:		
Distributions		(2,799)
Cash Flows Used in Financing Activities		(2,799)
Net Increase in Cash		8,562
Cash - Beginning of Year		13,233
Cash - End of Year	$	21,795
Cash paid during the year for tax	$	-
Cash paid during the year for interest expense	$	-

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Notes to Financial Statements
Year Ended December 31, 2021

(1) Organization

Lexington Park Capital Markets, LLC, (the "Company"), is a wholly owned subsidiary of the Lexington Park Group, LLC. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC is a member of FINRA and SIPC.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting merger and acquisition transactions. Lexington Park Capital Markets had an original business anticipated doing 50%-60% of its business related to M&A representation, with the remaining 40%-50% related to arranging financings.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

(c) Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

(d) Fair Value of Financial Instruments (continued)

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2021, the Company's cash equivalent includes only "Cash in Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2021.

(f) Concentration, Risk and Credit Risk

During the Year End December 31, 2021, the Company derived 100% of revenues from one customer. Fee income receivable at December 31, 2021 is comprised of a single receivable of one of these customers.

(g) Concentration, Risk and Credit Risk

The Company maintains its cash in bank account at high credit quality financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $ 25,000 during the year ended December 31, 2021

(h) Revenue Recognition

The Company recognizes revenue which depicts the transfer of goods and services. The guidance (ASC 606) requires an entity to follow a five--step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract(s), ( ) determine the transaction price, (d) allocate the transaction ·price to performance obligation) in the contract{s), and (e) recognize revenue when (or as) the entity satisfies a performance obligation in accordance with ASC Topic 606.

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees on these transactions. The Company believes that its performance obligation is fulfilled when the private placement is successfully completed, and recognizes revenues in full at that point in time, as there are no further obligations under the provisions of the respective agreement Likewise, the Company recognizes advisory revenues in accordance with ASC 606.

Accounts receivables are carried at the amount billed to customers net of an allowance for credit losses, which is an estimate based on a review by management of the outstanding amounts.

3) Related Party Transactions

During 2021, the Company incurred costs of $1,200 for the sublease of the office to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of this Broker Dealer is also 100% Partner of Lexington Park Advisors, LLC. The rent was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

The sub lease for the Orlando, Florida office of one hundred dollars is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $17,190 which was $12,190 in excess of its required net capital of $5,000. Aggregate indebtedness was $4,605. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.27 to 1.00.

(6) Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7) Subsequent Event

The financial statements were approved by management and available for issuance on March 29,2022. The Company has evaluated subsequent events for the disclosure purposes through March 29, 2022.

Lexington Park Capital Markets, LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2021

Member's Equity	$	17,407
Non-allowable Assets		
Prepaid Expenses		217
Total Non-Allowable Assets		217
Net Capital		17,190
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $4,605		5,000
Excess Net Capital	$	12,190
Total Aggregrate Indebtedness	$	4,605
Ratio of Aggregate Indebtedness to Net Capital		0.27 to 1.00

Reconciliation with the Company's Computation included in Part IIA of Form X-17-A-5 as of December 31,2021:

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed.

LEXINGTON PARK CAPITAL MARKETS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2021

The Company has not claimed an exemption under paragraph (k) of rule 15c3-3 of the Securities Exchange Commission and has relied on Footnote 74 of the SEC Release No. 34-70073. As a result, the Company has not included the schedule computation for determination of reserve requirements under rule 15c3-3 of the Securities Commission. As a result, the Company has not included the schedule information relating to possession or control requirements under rule 15c3-3 of the Securities Exchange Commission.

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 29, 2022

Lexington Park Capital Markets, LLC
Supplementally Information pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934;
Exemption Report

I, as the sole member of management of Lexington Park Capital Markets, LLC (the Company) am responsible for complying with 17 C.F.R. §240.17a-5: "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§ 240.15c3-3 (exemption provision pursuant to Paragraph (k)(2)(i). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R
§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i), and
(2) I met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year 12/31/2021 without exception.

I, Rajib Das, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Rajib Das

Rajib Das, President

March 29, 2022